As filed with the Securities and Exchange Commission on December 7, 2018

Securities Act File No. 333-226449
Investment Company Act File No. 811-23367

United States
Securities and Exchange Commission
 Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 3

CUSHING® ETF TRUST
(Exact Name of Registrant as Specified in Agreement and Declaration of Trust)
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Address of Principal Executive Offices)
Registrant's Telephone Number, Including Area Code: (214) 692-6334
Jerry V. Swank
Cushing® Asset Management, LP
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name and Address of Agent for Service)
Copies to:
Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
 Chicago, Illinois 60606
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
It is proposed that this filing will become effective (check appropriate box):
immediately upon filing pursuant to paragraph (b)
on (date) pursuant to paragraph (b)
60 days after filing pursuant to paragraph (a)(1)
on (date) pursuant to paragraph (a)(1)
75 days after filing pursuant to paragraph (a)(2)
on (date) pursuant to paragraph (a)(2) of rule 485.
If appropriate, check the following box:
this post-effective amendment designates a new effective date for a previously filed post-effective amendment.
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 333-226449) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A.  This Post-Effective Amendment No. 1 does not change the form of the Prospectus and Statement of Additional Information relating to Pre-Effective Amendment No. 2 filed electronically on November 28, 2018 with the Securities and Exchange Commission (the "SEC"). As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C
OTHER INFORMATION
Item 28. Exhibits
(a) Declaration of Trust.
(i)	Certificate of Trust(1)
(ii)	Amended and Restated Agreement and Declaration of Trust(1)
(iii)	Certificate of Designation for Cushing Energy & MLP ETF(1)
(iv)	Certificate of Designation for Cushing Utility & MLP ETF(1)
(v)	Certificate of Designation for Cushing Transportation & MLP ETF(1)
(vi)	Certificate of Designation for Cushing Energy Supply Chain & MLP ETF(1)
(b)           By-laws.
(i)	By-laws(1)
(c)            Instruments Defining Rights of Security Holders. – Not applicable
(d)           Investment Advisory Agreements.
(i)	Investment Advisory Agreement(1)
(ii)	Sub-Advisory Agreement(1)
(e)           Distribution Agreement.
(i)          (1)      Distribution Agreement(*)
  (2)      Amendment to Distribution Agreement(*)
(ii)          Form of Authorized Participant Agreement(1)
(f)            Bonus or Profit Sharing Contracts. – Not applicable
(g)           Custody Agreements.
(i)           Custody Agreement(*)
(ii)          Amendment to Custody Agreement(*)
(h)           Other Material Contracts.
(i)	(1)	Transfer Agent Agreement(*)
(2)	Amendment to Transfer Agent Agreement(*)
(ii)	(1)	Fund Administration Servicing Agreement(*)
(2)	Amendment to Fund Administration Servicing Agreement(*)

(iii)	(1)	Fund Accounting Servicing Agreement(*)
(2)	Amendment to Fund Accounting Services Agreement(*)
(i) Legal Opinion and Consent.
(i)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(1)
(j)             Other Opinions.
 (i)           Consent of Independent Registered Public Accounting Firm(2)
(k)            Omitted Financial Statements. – Not applicable
(l)             Initial Capital Agreement.
(i)           Subscription Agreement(1)
(m)           Distribution Plans.
(i)	Plan of Distribution pursuant to Rule 12b-1(1)
(n)           Rule 18f-3 Plan. – Not applicable
(o)           Reserved.
(p)           Code of Ethics.
(i)	Code of Ethics of the Trust(1)
(ii)	Code of Ethics of the Adviser(1)
(iii)	Code of Ethics of the Sub-Adviser(1)
(iv)	Code of Ethics of the Distributor(1)
(q)           Power of Attorney.
(i)           Power of Attorney(1)
__________
*  Filed herewith.
(1)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A, filed October 16, 2018 (File Nos. 333-226449 and 811-23367).
(2)	Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-1A, filed November 28, 2018 (File Nos. 333-226449 and 811-23367).

Item 29.   Persons Controlled by or Under Common Control with the Fund
None

Item 30.   Indemnification
Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever.
Reference is made to Article 8, Section 8.4 of the Registrant's Agreement and Declaration of Trust, as amended (the "Agreement and Declaration of Trust"). Article 8, Section 8.4 of the Agreement and Declaration of Trust provides that each officer and trustee of the Registrant shall be indemnified by the Registrant against all liabilities incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which the officer or trustee may be or may have been involved by reason of being or having been an officer or trustee, except that such indemnity shall not protect any such person against a liability to the Registrant or any shareholder thereof to which such person would otherwise be subject by reason of (i) not acting in good faith in the reasonable belief that such person's actions were not in the best interests of the Trust, (ii) willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (iii) for a criminal proceeding, not having a reasonable cause to believe that such conduct was unlawful (collectively, "Disabling Conduct"). Absent a court determination that an officer or trustee seeking indemnification was not liable on the merits or guilty of Disabling Conduct in the conduct of his or her office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent trustees, after review of the facts, that such officer or trustee is not guilty of Disabling Conduct in the conduct of his or her office.
The Registrant has purchased insurance on behalf of its officers and trustees protecting such persons from liability arising from their activities as officers or trustees of the Registrant. The insurance does not protect or purport to protect such persons from liability to the Registrant or to its shareholders to which such officer or trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
Reference is made to Article 6 of the Distribution Agreement:
Article 6. Indemnification of Distributor. The Trust agrees to indemnify, defend and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees and disbursements incurred in connection therewith), (i) arising by reason of any person acquiring any Shares or Creation Units, based upon the ground that the registration statement, prospectus, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements made not misleading or (ii) any breach of any representation, warranty or covenant made by the Trust in this Agreement. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statements or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor.
In no case (i) is the indemnity of the Trust to be deemed to protect the Distributor against any liability to the Trust or its Shareholders to which the Distributor or such person otherwise would be subject by reason of willful misfeasance, bad faith or negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is the Trust to be liable to the Distributor under the indemnity agreement contained in this Article 6 with respect to any claim made against the Distributor or any person indemnified unless the Distributor or other person shall have notified the Trust in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim shall have been served upon the Distributor or such other person (or after the Distributor or the person shall have received notice of service on any designated agent). However, failure to notify the Trust of any claim shall not relieve the Trust from any liability which it may have to the Distributor or any person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph.

The Trust shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any claims subject to this indemnity provision. If the Trust elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by the Trust and satisfactory to the indemnified defendants in the suit whose approval shall not be unreasonably withheld. In the event that the Trust elects to assume the defense of any suit and retain legal counsel, the indemnified defendants shall bear the fees and expenses of any additional legal counsel retained by them. If the Trust does not elect to assume the defense of a suit, it will reimburse the indemnified defendants for the reasonable fees and expenses of any legal counsel retained by the indemnified defendants.
The Trust agrees to notify the Distributor promptly of the commencement of any litigation or proceedings against it or any of its officers or Trustees in connection with the issuance or sale of any of its Shares or Creation Units.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of Act and will be governed by the final adjudication of such issue.
Item 31.   Business and Other Connections of Investment Adviser
See "Management of the Fund" in the Prospectus and "Management of the Fund," "Investment Advisory Agreement" and "Sub-Advisory Agreement" in the Statement of Additional Information for information regarding the business of Cushing Asset Management, LP (the "Adviser") and Penserra Capital Management LLC (the "Sub-Adviser").
For information as to the business, profession, vocation and employment of a substantial nature of each of the partners and officers of the Adviser, reference is made to the Adviser's current Form ADV (File No. 801-63255) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.
For information as to the business, profession, vocation and employment of a substantial nature of each of the partners and officers of the Sub-Adviser, reference is made to the Sub-Adviser's current Form ADV (File No. 801-80466) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.
Item 32.   Principal Underwriters
(a)	Quasar Distributors, LLC, the Registrant's principal underwriter, acts as principal underwriter for the following investment companies:
Advisors Series Trust	LoCorr Investment Trust
Aegis Funds	Lord Asset Management Trust
Allied Asset Advisors Funds	MainGate Trust
Alpha Architect ETF Trust	Managed Portfolio Series
Amplify ETF Trust	Manager Directed Portfolios
Angel Oak Funds Trust	Matrix Advisors Fund Trust

Barrett Opportunity Fund, Inc.	Matrix Advisors Value Fund, Inc.
Bridge Builder Trust	Merger Fund
Bridges Investment Fund, Inc.	Monetta Trust
Brookfield Investment Funds	Nicholas Equity Income Fund, Inc.
Brown Advisory Funds	Nicholas Family of Funds, Inc.
Buffalo Funds	Oaktree Funds
CG Funds Trust	Permanent Portfolio Family of Funds
DoubleLine Funds Trust	Perritt Funds, Inc.
ETF Series Solutions	PRIMECAP Odyssey Funds
Evermore Funds Trust	Professionally Managed Portfolios
First American Funds, Inc.	Prospector Funds, Inc.
FundX Investment Trust	Provident Mutual Funds, Inc.
Glenmede Fund, Inc.	Rainier Investment Management Mutual Funds
Glenmede Portfolios	RBB Fund, Inc.
GoodHaven Funds Trust	RBC Funds Trust
Greenspring Fund, Inc.	Series Portfolio Trust
Harding Loevner Funds, Inc.	Sims Total Return Fund, Inc.
Hennessy Funds Trust	Thompson IM Funds, Inc.
Horizon Funds	TrimTabs ETF Trust
Hotchkis & Wiley Funds	Trust for Professional Managers
Intrepid Capital Management Funds Trust	Trust for Advised Portfolios
IronBridge Funds, Inc.	USA Mutuals
Jacob Funds, Inc.	Wall Street EWM Funds Trust
Jensen Portfolio, Inc.	Westchester Capital Funds
Kirr Marbach Partners Funds, Inc.	Wisconsin Capital Funds, Inc.
LKCM Funds	YCG Funds

(b)	To the best of Registrant's knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:
Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike(1)	President, Board Member	None
Andrew M. Strnad(2)	Vice President, Secretary	None
Joseph C. Neuberger(1)	Board Member	None
Michael Peck(1)	Board Member	None
Susan LaFond(1)	Vice President, Treasurer	None
Peter A. Hovel(1)	Chief Financial Officer	None
Teresa Cowan(1)	Senior Vice President, Assistant Secretary	None
Brett Scribner(3)	Assistant Treasurer	None
Thomas A. Wolden(3)	Assistant Treasurer	None

(1) This individual is located at 777 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202.
(2) This individual is located at 10 West Market Street, Suite 1150, Indianapolis, Indiana, 46204.
(3) This individual is located at 800 Nicollet Mall, Minneapolis, Minnesota, 55402.

(c)	Not applicable.

Item 33.   Location of Accounts and Records
All accounts, books and other documents of the Registrant required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder to be maintained (i) by the Registrant, will be maintained at its offices located at 8117 Preston Road, Suite 440, Dallas, Texas 75225; (ii) by the Adviser, will be maintained at its offices located at 8117 Preston Road, Suite 440, Dallas, Texas 75225; (iii) by the Sub-Adviser, will be maintained at its offices located at 4 Orinda Way, Suite 100-A, Orinda CA 94563; (iv) by the Administrator, will be maintained at its offices located at U.S. Bancorp Fund Services, 615 E. Michigan St., 3rd Floor, Milwaukee, WI 53202-5207; (iv) by the Custodian, will be maintained at its offices located at 1555 North RiverCenter Drive, Suite 302, Milwaukee, Wisconsin 53212; and (iii) by the Distributor will be maintained at its offices located at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.
Item 34.   Management Services
Not Applicable.
Item 35. Undertakings
Not Applicable.
0.

SIGNATURES
As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Dallas, State of Texas, on the 7th day of December, 2018.

CUSHING ETF TRUST

By: /s/ Jerry V. Swank
Jerry V. Swank
Chief Executive Officer and Trustee

 As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 7th day of December, 2018.

Principal Executive Officer: /s/ Jerry V. Swank Jerry V. Swank	Chief Executive Officer and Sole Trustee

Principal Financial Officer: /s/ John H. Alban John H. Alban	Chief Financial Officer and Treasurer

*
Brian R. Bruce	Trustee

*
Brenda A. Cline	Trustee

*
Ronald P. Trout	Trustee

* By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg
As Attorney-In-Fact, Pursuant to a Power of Attorney incorporated herein by reference
December 7, 2018

Exhibit Index

(e)	(i)	(1)	Distribution Agreement
(e)	(i)	(2)	Amendment to Distribution Agreement
(g)	(i)		Custody Agreement
(g)	(ii)		Amendment to the Custody Agreement
(h)	(i)	(1)	Transfer Agent Agreement
(h)	(i)	(2)	Amendment to the Transfer Agent Servicing Agreement
(h)	(ii)	(1)	Fund Administration Agreement
(h)	(ii)	(2)	Amendment to the Fund Administration Servicing Agreement
(h)	(iii)	(1)	Fund Accounting Servicing Agreement
(h)	(iii)	(2)	Amendment to the Fund Accounting Servicing Agreement